700 Anderson Hill Road Purchase, New York 10577
Tel. (914) 253-3623 Fax (914) 253-2367
THOMAS H. TAMONEY, JR.
SENIOR VICE PRESIDENT
DEPUTY GENERAL COUNSEL AND ASSISTANT SECRETARY
July 9, 2010
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
Attention:	Mr. John Reynolds, Assistant Director, Office of Beverages, Apparel and Health Care Services

Re:	PepsiCo, Inc. Form 10-K for Fiscal Year Ended December 26, 2009 Filed February 22, 2010 File No. 001-01183 Schedule 14A Filed March 23, 2010 Supplemental Response Letter Dated May 21, 2010
Dear Mr. Reynolds:
          On behalf of PepsiCo, Inc. (“PepsiCo”), we hereby submit PepsiCo’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 24, 2010.
          For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of PepsiCo. All references to page numbers in PepsiCo’s responses are to the pages in the respective filings noted above.

Mr. John Reynolds
July 9, 2010

Form 10-K for the Fiscal Year Ended December 26, 2009
Exhibits
1.	We note your responses to prior comment one from our April 9, 2010 letter and comment one from our April 30, 2010 letter indicating that the terms of your notes were established pursuant to board resolutions as provided by your indenture. Please file the relevant board resolutions with your next periodic report pursuant to Item 601 (a)(4) or Regulation S-K.
          Response:
          Although we understand the “instruments defining the rights of holders” of the notes for purposes of Item 601(b)(4) of Regulation S-K to be those instruments that define PepsiCo’s contractual obligations, including the previously filed indenture and forms of notes, as compared to ancillary documents that are conditions precedent to the creation of these obligations, we will file the board resolutions as requested by the Staff as an exhibit to PepsiCo’s next Form 10-Q. (We assume the staff is referring to paragraph (b)(4) of Item 601, and not (a)(4), which covers acquisition contracts, for example.)
Schedule 14, filed March 23, 2010
Executive Compensation
Compensation Discussion and Analysis, page 24
2.	We note your disclosure on pages 32 and 33 that Messrs. Carey, Compton, d’Amore, and White were eligible for incentive plan bonuses based on business unit and division performance and that these targets were “challenging.” While you currently disclose some targets, the unit and division level targets do not appear to be disclosed, even though these appear to represent reportable segments or the combination of reportable segments. In future filings, please disclose the specific performance targets used to determine incentive amounts or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the business unit or division to achieve the target levels or other factors, provide as much detail

Mr. John Reynolds
July 9, 2010

as necessary without providing information that poses a reasonable risk of competitive harm. Please provide us with your proposed draft disclosure, omitting unknown quantified disclosure.
          Response:
          PepsiCo utilizes business unit and division performance measures in determining the annual incentive awards for named executive officers with business unit and division responsibilities. Consistent with PepsiCo’s letters to the Staff dated January 24, 2008 and February 19, 2008 and Instruction 4 to Item 402(b) of Regulations S-K, PepsiCo does not intend to disclose the confidential targets associated with business unit or division performance measures because we believe doing so would result in competitive harm to PepsiCo. PepsiCo operates in highly competitive snack and beverage markets. Disclosure of the targets tied to PepsiCo’s business units or divisions would reveal PepsiCo’s internal business strategy and projections, and this information could be used by competitors to PepsiCo’s competitive disadvantage. For this reason, PepsiCo does not publicly communicate annual revenue or profit guidance at the business unit or division level. In contrast, PepsiCo did provide investors with 2009 annual revenue and earnings guidance at the consolidated company level, and, consistent with such disclosure, PepsiCo disclosed on page 32 of the 2010 proxy statement the 2009 earnings per share and net revenue growth targets utilized by PepsiCo in determining the annual incentive awards for named executive officers.
          Public disclosure of business unit or division financial targets, even after the conclusion of the performance year, would expose PepsiCo’s confidential internal financial projections and provide competitors with insight into PepsiCo’s portfolio decision-making process, product mix and pricing as well as insight into how PepsiCo responds to commodity inflation. Such insight could be used by competitors to anticipate PepsiCo’s future competitive actions or by customers to negotiate more favorable contractual terms. PepsiCo utilizes multiple year business plans in which the business unit and division financial targets often remain consistent for more than one year. Therefore, disclosure of the targets of a division or business unit for the recently completed year may reveal the targets for future years.
          As disclosed in PepsiCo’s 2010 proxy statement, the 2009 performance measures for PepsiCo’s named executive officers with business unit or division responsibility were growth in (1) core constant currency net operating profit before tax (NOPBT), (2) constant currency net revenue (net revenue) and (3) management operating cash flow excluding certain items (cash flow). Because PepsiCo’s competitors have similar profit margins for similar business segments, the NOPBT, net revenue and cash flow targets of a business unit or division explicitly imply PepsiCo’s pricing and reinvestment expectations for PepsiCo’s business unit or division. As a result, PepsiCo’s competitors could extrapolate PepsiCo’s future business intentions based on these targets and use this information to focus their competitive efforts. For example, if a business unit NOPBT target is 5% annual growth and a competitor is

Mr. John Reynolds
July 9, 2010

expecting 30% annual NOPBT growth for its comparable business segment, the competitor would be able to infer that PepsiCo intends to reinvest in that business (e.g., through consumer marketing or trade promotions) or that PepsiCo intends to decrease pricing in order to grow the business. Based on this information, the competitor can formulate its own business strategies in order to counteract PepsiCo’s business strategy by, for example, decreasing its own pricing for its comparable business segment. In contrast, the actual business unit results, which are reported in PepsiCo’s financial statements, do not provide competitors with information that would enable them to discern PepsiCo’s business strategy.
          In lieu of disclosing the specific targets associated with business unit or division performance measures, PepsiCo discussed on page 33 of its 2010 proxy statement how challenging it would be to achieve the undisclosed target levels. The 2010 proxy statement also disclosed the target annual incentive opportunities for the named executive officers and the actual annual incentive awards determined by the Compensation Committee based on the performance measures.
          As requested by the Staff, the Attachment to this letter provides a draft of the level-of-difficulty discussion for undisclosed business unit and division performance targets. The draft disclosure expands the level-of-difficulty discussion included in the 2010 proxy statement. For the sake of convenience, the draft disclosure assumes the same performance targets and named executive officers as appeared in the 2010 proxy statement. We believe that the attached level-of-difficulty discussion, together with the overall annual incentive compensation discussion in the 2010 proxy statement, provides investors sufficient information necessary for an understanding of PepsiCo’s annual incentive plan and the annual incentive awards to named executive officers without exposing highly confidential information that poses a risk of competitive harm to PepsiCo.
* * *
          PepsiCo hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) PepsiCo may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds
July 9, 2010

          If you require additional information or have any questions about this letter, please call me at (914) 253-3623.

Sincerely,
/s/ Thomas H. Tamoney, Jr.
Thomas H. Tamoney, Jr.
Senior Vice President, Deputy General Counsel and Assistant Secretary

cc:	Indra K. Nooyi – Chairman and Chief Executive Officer, PepsiCo, Inc.

Mr. John Reynolds
July 9, 2010

Attachment
          For Messrs. Carey, Compton, d’Amore and White, NOPBT, net revenue and cash flow growth targets are not disclosed because such targets relate to a specific business unit or division and disclosure of such targets would result in competitive harm to PepsiCo. These business unit and division targets were intended to be challenging. They were set at levels necessary to deliver PepsiCo’s 2009 core constant currency EPS guidance of six to eight percent and were set after considering: anticipated competitor and retailer growth, the macroeconomic and consumer environment, and category trends derived from analyst projections and historic data. The fact that these business unit and division targets were challenging is demonstrated by the fact that, in the face of difficult macroeconomic conditions, PepsiCo’s EPS guidance assumed growth in all PepsiCo divisions and business units, including in challenging categories such as North American beverages that experienced declines the prior year. Consequently, Messrs. d’Amore and White, whose awards reflected PepsiCo Americas Beverages and PepsiCo International performance, were paid 2009 annual incentive awards below target levels.